AVANADE INC.
2211 Elliott Avenue, Suite 200
Seattle, Washington 98121
June 12, 2008
VIA EDGAR
Mr. Robert Telewicz
Senior Staff Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Avanade Inc.

Form 10-K for the Fiscal Year Ended August 31, 2007
Filed November 21, 2007
Form 10-Q for the Quarterly Period Ended February 29, 2008
Filed April 14, 2008

File No. 000-51748
Dear Mr. Telewicz:
I am writing in response to your letter dated May 29, 2008, setting forth the comments of the staff of the Division of Corporation Finance (the “Staff”) on Avanade Inc.’s (“Avanade,” the “Company,” “we,” “us,” or “our”) Form 10-K for the Fiscal Year Ended August 31, 2007 and Form 10-Q for the Quarterly Period Ended February 29, 2008. We appreciate and have carefully considered the Staff’s comments on the Form 10-K and Form 10-Q, and our responses to the comments are set forth below. To facilitate the Staff’s review, we have keyed our responses to the headings and numbered comments used in the Staff’s comment letter, which we have reproduced in italicized text.
Form 10-KT for the fiscal year ended August 31, 2007
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Eleven Months Ended August 31, 2007 Compared to Twelve Months Ended September 30, 2006
(Benefit) Provisions for Income Taxes, page 32
1.	Please tell us and disclose in your filing the facts and circumstances that caused management to determine that $63 million of the valuation allowance should be reversed during the fiscal year ended August 31, 2007.

Response:
Management determined that $63 million of the valuation allowance should be reversed during the fiscal year ended August 31, 2007 based on evidence that supported a conclusion that it was more likely than not that the benefit of the deferred tax assets would be realized. Specifically, management reversed the Company’s valuation allowance at December 31, 2006 and reversed the valuation allowance of one of its subsidiaries at June 30, 2007.
Following the guidance of Statement of Financial Accounting Standards (“SFAS”) 109, the Company performed extensive analyses to determine when it was appropriate to reverse the valuation allowances of the Company and one of its subsidiaries. Pursuant to paragraph 103 of SFAS 109, the Company determined that it was critical to evidence a history of earnings prior to the reversal of each valuation allowance. According to paragraph 21 of SFAS 109, the Financial Accounting Standards Board considers a cumulative loss in recent years to be a significant piece of negative evidence that is difficult to overcome. The Company evaluated all available evidence, both positive and negative, including the history of earnings of each company, to conclude it was more likely than not that the deferred tax assets would be realized within the available carryforward periods; therefore, the reversals of the valuation allowances of the Company and one of its subsidiaries as of the relevant financial dates were appropriate. Specifically, for the first time in the quarter ended December 31, 2006, the Company concluded a period of positive cumulative earnings over the prior three year period (after consideration of deductions related to outstanding stock options, consistent with the Company’s approach described in a letter, dated March 17, 2006, to the SEC in response to comments to the Company’s Registration Statement on Form 10 (the “March 17 letter”)). The Company determined that this history of earnings evidenced that the Company no longer had the historical negative evidence of cumulative losses in recent years. Secondly, the Company determined that this history of earnings also allowed the Company to reasonably rely on projected future earnings. These two primary factors, when combined with the other positive and negative evidence, provided the Company with the evidence to conclude that the reversal of the valuation allowance was appropriate. The Company applied consistent analysis in reaching the determination for reversal of the valuation allowance at one of the Company’s subsidiaries at June 30, 2007.
The Company has consistently applied this analysis in its evaluation of the measurement and the timing of reversal of valuation allowances during its history. As an example, in the March 17 letter, the Company outlined in detail its evaluation of all available evidence, both positive and negative, for determining the treatment of valuation allowances as of September 30, 2005. While the Company distinguishes the facts as of December 31, 2006 from the facts that existed as of September 30, 2005, it is illustrative of the Company’s detailed and consistent analysis.
The Company also believes that appropriate disclosures were made in its financial statements at the time of the reversals of the valuation allowances. The following disclosure was included in Note 4 to the consolidated financial statements included in the

Form 10-Q for the first quarter of the 2007 fiscal year, ending December 31, 2006, at the time of the release of the valuation allowance for the Company:
As of December 31, 2006, the Company updated its analysis of available evidence and determined that it is now more likely than not to realize the benefit of its U.S. deferred tax assets. At December 31, 2006, based on the weight of all available evidence, the Company determined that positive evidence existed to conclude that the Company will generate sufficient U.S. taxable income of the appropriate character to utilize its U.S. deferred tax assets within the allowable carryforward periods. Accordingly, the Company released all of the valuation allowance related to net U.S. deferred tax assets. Of this amount, $47,161 related to expected realization of future year benefits and was recorded as a discrete item in the quarter ended December 31, 2006 and the remainder related to the expected realization of current year benefits and is reflected as a reduction in the annual effective tax rate.
Of the $47,161 discrete item, $46,074 was recorded as a benefit in the Company’s Consolidated Income Statements and significantly reduced the effective tax rate to (279.3)% for the three months ended December 31, 2006. . . .
The Company made a similar disclosure in Note 4 to the consolidated financial statements included in the Form 10-Q for the third quarter of the 2007 fiscal year, ending June 30, 2007, at the time of the release of the valuation allowance for its subsidiary.
In the future, the Company will also disclose such reversals in its annual audited financial statements, including a discussion of the facts and circumstances that support such evaluation.
Financial Statements
Notes to Consolidated Financial Statements
6. Share-Based Compensation
Avanade Inc. Long-Term Incentive Plan, page F-22
2.	It does not appear that you have provided all the required disclosures in accordance with SFAS 123(R) for your AVU Plan, specifically the weighted-average grant-date fair value, the intrinsic value of units vested and paid, the total compensation cost related to nonvested awards not yet recognized, and the weighted-average period over which total compensation cost, is expected to be recognized. Please explain to us how you have complied with the disclosure requirements of paragraphs 64 and A240-A241 of SFAS 123(R).

Response:
Given the awards granted under the Avanade Inc. Long-Term Incentive Plan (“AVUs”) are cash-settled awards, rather than equity options or other equity instruments, they are considered liabilities under paragraph 34 of SFAS 123(R). Due to liability versus equity classification of the AVUs, we had historically concluded that certain disclosures pursuant to SFAS 123(R) were not applicable. In future filings, we will disclose the AVUs weighted-average grant-date fair value, intrinsic value of liabilities vested and paid, estimated total compensation cost related to nonvested awards not yet recognized, and the weighted-average period over which it is expected to be recognized.
Form 10-Q for the quarterly period ended February 29, 2008
Financial Statements
Notes to Consolidated Financial Statements
4. Material Transactions Affecting Shareholders’ Equity, page 11
3.	In light of the absence of Board approval of the quarterly valuation as of the date your Form 10-Q was filed, please tell us how you have determined that redeemable common stock and employee stock options are fairly stated.
Response:
Consistent with its established procedures, the Company engaged independent, third-party business valuation professionals to prepare the calculations of the quarterly valuation as of the balance sheet date. These calculations were based on management’s estimates of future operating results and other information from various public, financial and industry sources. The Audit Committee of the Board of Directors also reviewed these calculations and the assumptions underlying the quarterly valuation with management before the Form 10-Q was filed. Based on the foregoing process, management determined that redeemable common stock and employee stock options were fairly stated.
The disclosure that the Board had not yet approved the quarterly valuation as of the filing date was included for the benefit of the Company’s shareholders and option holders, as semi-annual valuations are required to be approved by the Board under the terms of the Company’s equity compensation plans. In future filings, we will revise the disclosure to clarify this point. Further, the Board subsequently approved the quarterly valuation on April 17, 2008.
The Company acknowledges that (a) it is responsible for the adequacy and accuracy of the disclosure in its filings; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings;

and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact me at phone number (206) 239-5600 or fax number (206) 239-5615 if you have any questions or require additional information.
Sincerely,
/s/ Dennis K. Knapp
Dennis K. Knapp
Chief Financial Officer

cc:	Jennifer Monick, Securities and Exchange Commission
Daniel L. Creamean, KPMG LLP
Michael L. Hermsen, Mayer Brown LLP